Mail Stop 4720

June 26, 2009

By U.S. Mail and facsimile (217) 365-4592

Van A. Dukeman
Chief Executive Officer and President
First Busey Corporation
201 West Main Street
Urbana, Illinois 61801

> **Re: First Busey Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **Definitive Proxy Statement filed April 23, 2009**
> **Form 10-Q for the Period Ended March 31, 2009**
> **File Number 000-15950**

Dear Mr. Dukeman:

We have reviewed the above referenced filings and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities and Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

1.   In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5. Please see Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

2.   We note that your management discussion and analysis does not contain any discussion of your holdings of subprime loans nor any discussion of "Alt-A" type mortgages, either as loans or as investments. If you do not hold or have not made or invested in these types of loans, or if your holdings of such loans are inconsequential, please disclose in future filings that such lending or investing is not material to your company. If your holdings are other than inconsequential, please disclose and discuss in future filings.

Item 8. Financial Statements and Supplemental Data.

Note 22. Fair Value Measurements, page 95

3.   We note that you utilize an independent pricing service to determine the fair value of your non-equity available-for-sale securities classified as Level 2 financial instruments, and that one of the methods used for determining fair value is a cash flow method. Please address the following:

   a.   Quantify for us the amount of available-for-sale securities for which you use the cash flow method to determine fair value.

   b.   Specifically tell us how you derive the assumptions used in your cash flow analysis (e.g. management's assumptions, observable market data, etc.).

   c.   Tell us how you were able to conclude these securities that were fair valued under the cash flow method are appropriately classified as Level 2 financial instruments under the SFAS 157 hierarchy.

Signatures, page 52

4.   In future filings, please include a signature from your Principal Accounting Officer on behalf of the registrant. Please refer to General Instruction D.2(a) of Form 10-K.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 9

5.   We note your disclosure on page 6 regarding the relationship you have with Director Knox's law firm. Please tell us why, and revise in future filings if necessary, you have not included any payments made to Director Knox in the Director's Compensation Table. Please refer to Item 402(k)(2)(vii) of Regulation S-K and its Instructions.

Participation in the Capital Purchase Program, page 14

6.   Since you are participating in the Capital Purchase program, please tell us if the Compensation Committee has certified that it has reviewed the Company's arrangements with its senior executive officers and your arrangements do not encourage them to take unnecessary and excessive action that could threaten the value of the institution.

Cash Incentive Compensation, page 20

7.   We note your discussion of your earnings-per share target for 2008. Please tell us why you have not disclosed the "other corporate goals" utilized in determining cash incentive compensation for your named executive officers for the 2008 fiscal year. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Form 10-Q for the Period Ended March 31, 2009

Item 1. Interim Financial Statements

Note 3: Capital, page 9

8.   Please tell us and revise your future filings to more clearly discuss the following regarding your issuance of preferred stock and warrants to the U.S. Treasury:

    a. Clearly identify the methodologies and assumptions used to calculate the fair value of each the preferred stock and the warrants.

    b. As part of that disclosure, please quantify the discount rate used to value the preferred stock.

    c. Clearly identify how you determined and allocated the relative fair value of the preferred stock and the warrants and how you computed the amount of the discount on the preferred.

    d. Clearly identify how those factors were considered in the calculation of the accretion amount reported, and tell us how computed the amount of accretion.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition – Asset Quality, page 25

9.   We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the continued significant increases in non-performing loans during the past three years and through the first quarter of 2009. We also note that your allowance for loan losses decreased in the first quarter of 2009 and your disclosure on page 25 that the decrease in your allowance for loan losses to non-performing loans ratio "does not account for the large amounts of write downs taken." While we do not disagree with this statement, in order to provide greater transparency please your future filings beginning in your next Form 10-Q provide a more thorough and detailed discussion of the fluctuations in your credit quality and allowance for loan losses. Please revise your disclosure in future filings to comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio with the decrease in your allowance for loan losses in the first quarter of 2009. Please address the following in your response:

•   Discuss in more detail the relationship between your non-performing and impaired loans and the allowance for loan losses.

- Discuss in detail how you measure impairment on your impaired loans and link this information to the decrease in your allowance for loan losses.

- Discuss in detail the extent to which your non-performing and impaired loans are collateralized.

- Consider disclosing delinquency information on your portfolio and clearly discuss how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

- Please provide us with your proposed disclosures.

10.   We note that your non-performing loans balance has increased significantly in each of the last three years and through the first quarter of 2009, specifically non-accrual loans and foreclosed real estate. We were unable to locate disclosure of the specific reasons for the large increases. Please tell us and revise future filings to provide a thorough disclosure addressing changes in (and related trends in) your non-performing assets balance, including specifically which category of loans the increase relates to, the number of non-performing assets included in each loan category, the reason for the increase and, if applicable, steps you have taken to remediate (or collect on) the nonaccrual loans. If your nonperforming assets relate to several different categories, consider providing a tabular breakdown by category in future filings.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Brittany Ebbertt at 202-551-3572, or to Kevin W. Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst